
07072095


SEC MAIL
PROCESSING
RECEIVED
WASH. D.C.
SECTION
209

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 0-23636

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Exchange National Bancshares Profit Sharing 401(k) Plan
(Name of Plan)

Date 7/12/07

[signature]
(Signature) *

Gary D. Collins
Senior Vice President
Retirement Committee

*Print name and title of the signing official under the signature.




SEC MAIL PROCESSING
RECEIVED
JUL 16 2007
WASH. D.C.
209
SECTION

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-136477) of Exchange National Bancshares, Inc. of our report dated July 12, 2007, with respect to the financial statements of The Exchange National Bancshares Profit Sharing 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

BKD, LLP

St. Louis, Missouri
July 12, 2007

501 N. Broadway, Suite 600 St. Louis, MO 63102-2102 314 231-5544 Fax 314 231-9731


SEC MAIL PROCESSING
RECEIVED
JUL 1 6 2007
WASH, D.C.
209
SECTION

The Exchange National Bancshares Profit Sharing 401(k) Plan

EIN 43-1626350 PN 002

Accountants' Report and Financial Statements

December 31, 2006

The Exchange National Bancshares Profit Sharing 401(k) Plan

December 31, 2006

Contents



Report of Independent Registered Public Accounting Firm

Retirement and Investment Committee
The Exchange National Bancshares
Profit Sharing 401(k) Plan
Jefferson City, Missouri

We have audited the accompanying statement of net assets available for benefits of The Exchange National Bancshares Profit Sharing 401(k) Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Exchange National Bancshares Profit Sharing 401(k) Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements, and, in our opinion, is fairly stated in all material respects, in relation to the 2006 basic financial statements taken as a whole.

BKD, LLP

St. Louis, Missouri
July 12, 2007
Federal Employer Identification Number: 44-0160260

The Exchange National Bancshares
Profit Sharing 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 2006

Investments, At Fair Value	$ 17,584,725
Receivables	
Employer's contribution	1,093,469
Participants' contribution	20,490
	1,113,959
Net Assets Available for Benefits	$ 18,698,684

See Notes to Financial Statements

The Exchange National Bancshares
Profit Sharing 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Investment Income		
Net appreciation in fair value of investments	$	935,648
Interest and dividends		823,699
Net investment income		1,759,347
Contributions		
Employer		1,093,469
Participants		485,686
Other		35,088
		1,614,243
Plan Merger		2,939,184
Total additions		6,312,774
Deductions		
Benefits paid directly to participants		353,065
Net Increase		5,959,709
Net Assets Available for Benefits, Beginning of Year		12,738,975
Net Assets Available for Benefits, End of Year	$	18,698,684

The Exchange National Bancshares Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2006

Note 1: Description of the Plan

The following description of The Exchange National Bancshares Profit Sharing 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by Exchange National Bancshares, Inc. and its subsidiaries (collectively the "Company") for the benefit of the employees of the Company and who have at least one year of service and are age 21 or older. An eligible employee becomes a participant in the Plan on the first day of the plan year or the first day of the seventh month of the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Capital Bank and Trust Company is the trustee of the Plan.

Contributions

The Company makes discretionary annual contributions to the Plan. All employer contributions are allocated to a participant's account based on that participant's compensation compared to the total compensation of all eligible participants. All contributions are made conditioned upon their deductibility for federal income tax purposes.

Participants have the option to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).

Participant Investment Account Options

Investment account options available include various funds and common stock of the Company. Each participant has the option of directing his/her contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participant contributions and earnings thereon are 100% vested at all times. Employer contributions and earnings thereon vest 20% per year of service and become fully vested at the completion of five years of service at the Company. At the time a participant terminates his/her employment, the nonvested portion of the employer contribution account is forfeited and allocated to eligible participants on a pro rata allocation method.

Payment of Benefits

Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant's account becomes fully vested and the balance is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments.

Plan Termination

Although the Company has not expressed any intention to do so, it may discontinue its contributions and terminate the Plan at any time. In such an event, the participants' accounts become fully vested and are not subject to forfeiture.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting except for benefits, which are recorded upon distribution, and present the net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments

Investments in securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the period. If no sale has taken place, the securities are valued at the latest bid price. The investment in employer securities is valued at the latest bid price reported.

Investment transactions are accounted for on the trade-date basis. The realized gains or losses on investments are determined using the average cost of the individual security issue. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Tax Status

The IRS issued its latest determination letter on March 3, 2006, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, we believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Administrative Expenses

The administrative expenses of the Plan are paid by the Company.

Note 3: Investments

The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets are separately identified:

The Exchange National Bancshares Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2006

Investments at Fair Value as Determined by Quoted Prices	
Mutual Funds	
American Funds Cash Management Trust	$ 2,152,397
American Funds Bond Fund	1,461,863
American Funds Washington Mutual Investors Fund	2,064,194
American Funds Growth Fund	1,365,075
Other	5,965,321
Employer Securities - Exchange National Bancshares, Inc. common stock	4,575,875
Total investments	$ 17,584,725

During the year ended 2006, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $935,648, as follows:

Investments at Fair Value	
Mutual Funds	$ 654,441
Employer Securities - Exchange National Bancshares, Inc. common stock	281,207
Net appreciation in fair value	$ 935,648

Interest and dividends realized on the Plan's investments for the year ended 2006 were $823,699.

Note 4: Plan Amendments

Effective January 1, 2006, the Plan was amended to accept Roth Elective Deferrals. This amendment was adopted to reflect Code Section 402A, as enacted by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Note 5: Plan Merger

On July 6, 2006, the Bank 10 Profit Sharing Plan and Trust (the "Bank 10 Plan") was merged into the Plan and the employees of Bank 10, which is a wholly owned subsidiary of the Company, became plan participants. The Bank 10 Plan had net assets of $2,939,184 as of that date.

Note 6: Party-in-Interest Transactions

The Plan held an investment in 145,266 shares of common stock of the Company with a fair value of $4,575,875 at December 31, 2006, and received dividends of $118,066 on such shares during 2006.

These investments are considered allowable party-in-interest transactions under ERISA guidelines.

Note 7: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonable possible that change in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements, of net assets available for benefits.

Supplemental Schedule

The Exchange National Bancshares
Profit Sharing 401(k) Plan

EIN 43-1626350 PN 002

Schedule H, Line 4i – Schedule of Investment Assets (Held at End of Year)

December 31, 2006

Investment Type and Issuer	Description of Investment		Current Value
Mutual Funds			
American Funds Euro-Pacific	20,217	Shares	$ 929,596
American Funds Growth Fund	41,797	Shares	1,365,075
American Funds New Perspective	22,014	Shares	694,546
American Funds Small-Cap World	23,029	Shares	895,593
Federated Kaufmann Fund	159,795	Shares	904,442
Templeton Growth Fund	34,782	Shares	892,504
American Funds Washington Mutual Investors Fund	59,367	Shares	2,064,194
AIM S&P 500 Index Investors	61,848	Shares	912,879
American Funds Bond Fund	109,749	Shares	1,461,863
PIMCO Total Return	70,883	Shares	735,761
American Funds Cash Management Trust	2,152,397	Shares	2,152,397
Exchange National Bancshares, Inc. Common Stock*	145,266	Shares	4,575,875
			$ 17,584,725

* Represents party-in-interest to the Plan.

END